Exhibit 99.13

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: Total Launches CLOV Development on Block 17
Paris, August 11, 2010 — As operator of Block 17, Total announces the launch of development of the CLOV project and the awards of the principal contracts. This project is the fourth development pole in Angola’s deep offshore Block 17, after Girassol, Dalia and Pazflor.
Drilling will start in 2012 and first oil is expected in 2014.
Located approximately 140 kilometres from Luanda and 40 kilometres northwest of Dalia in water depths ranging from 1,100 to 1,400 metres, the CLOV development will lead to the four fields — Cravo, Lirio, Orquidea and Violeta — coming on stream. The proved and probable reserves are estimated at approximately 500 million barrels of oil.
Yves-Louis Darricarrère, President of Total Exploration & Production, declared: “After Girassol, Dalia and Pazflor, the launch of the CLOV development is a new milestone in Total’s long history in Angola demonstrating the technological capability that we have to successfully manage major projects”.
The overall development plan for CLOV uses technologies that have already proven effective on Girassol, Dalia and Pazflor. A total of 34 subsea wells will be tied back to the CLOV Floating Production, Storage and Offloading (FPSO) unit, which will have a processing capacity of 160,000 barrels of oil per day and a storage capacity of approximately 1.8 million barrels. The CLOV FPSO, through a unique processing and storage system, will produce two types of oil: one with a 32 to 35° API gravity from the Oligocene reservoirs (Cravo-Lirio) and the other, more viscous, with a 20 to 30° API gravity from the Miocene reservoirs (Orquidea-Violeta).
The installations have been designed to limit environmental impact. Measures include eliminating flaring under normal operating conditions, recovering heat from turbine exhaust and recovering vent gases.
A significant part of the CLOV development will be carried out in Angola, as part of Total’s commitment to increasing local content in its projects.
The Group’s wholly-owned subsidiary Total E&P Angola operates Block 17, with a 40% interest, alongside Statoil (23.33%), Esso Exploration Angola (Block 17) Limited (20%) and BP Exploration (Angola) Ltd. (16.67%).

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Exploration & Production in Angola
Total has been present in Angola since 1953. In 2009, Total’s operated production in this country was 491,000 barrels oil equivalent per day (boe/d) and its SEC* equity production amounted to approximately 191,000 boe/d. This production comes essentially from Blocks 17, 0 and 14.
While Block 17 — with its four development poles — is Total’s main asset in Angola, the Group also operates the ultra-deep offshore Block 32, in which it holds a 30% stake. A dozen discoveries have confirmed the block’s potential for oil production, and conceptual development studies are underway for a first production area in the central southeastern part of the block.
In addition, Total holds a 13.6% stake in the Angola LNG project for the construction of a liquefaction plant near Soyo, designed to monetize the country’s natural gas reserves. This project will be supplied by the associated gas coming firstly from the fields on Blocks 0, 14, 15, 17 and 18. The plant is under construction with production expected to begin in 2012. Consequently, gas produced on CLOV will contribute to feed this plant.
In Angola, as in all countries where Total operates, the Group gives top priority to safety and environment and is committed to developing the Angolan oil industry through technology transfer program while recruiting and providing professional training to local workers. Total E&P Angola leads a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.
* SEC: Securites and Exchange Commission of the United States
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com